# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Soho House & Co Inc., CIK 0001846510
CUSIP: 586001109
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 180 Strand, London, United Kingdom (X0), WC2R 1EA
Date of event which requires filing of this statement: 01/29/2026
Filed by CIK 0001431428
Persons authorized to receive notices and communications: Ronald Wayne Burkle, c/o The Yucaipa Companies, 9130 West Sunset Boulevard, Los Angeles, California (CA), 90069, 310 789-7200

## Reporting persons
- Jones Nick (CIK 0001872029): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 5,642,171; shared voting power 0; sole dispositive power 5,642,171; shared dispositive power 0; aggregate amount beneficially owned 5,642,171 (3.1% of the class)
  Comment: (1) Sole voting and dispositive power includes (i) 1,274,556 shares of Class A Common Stock (as defined herein) directly held by the reporting person and (ii) 4,367,615 shares of Class B Common Stock (as defined herein), which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 44,106,860 shares of Class A Common Stock outstanding following the Closing (as defined herein), as provided by the Issuer, and (ii) 140,207,493 shares of Class B Common Stock held by the Voting Group (as defined herein), which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Caring Richard (CIK 0001871934): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 39,845,438; shared voting power 0; sole dispositive power 39,845,438; shared dispositive power 0; aggregate amount beneficially owned 39,845,438 (21.6% of the class)
  Comment: (1) Sole voting and dispositive power includes 39,845,438 shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 44,106,860 shares of Class A Common Stock outstanding following the Closing, as provided by the Issuer, and (ii) 140,207,493 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- BURKLE RONALD W (CIK 0001015899): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 200,000; shared voting power 95,994,440; sole dispositive power 200,000; shared dispositive power 95,994,440; aggregate amount beneficially owned 96,194,440 (52.2% of the class)
  Comment: (1) Shared voting and dispositive power includes 95,994,440 shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 44,106,860 shares of Class A Common Stock outstanding following the Closing, as provided by the Issuer, and (ii) 140,207,493 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 30,897,218; sole dispositive power 0; shared dispositive power 30,897,218; aggregate amount beneficially owned 30,897,218 (16.8% of the class)
  Comment: (1) Shared voting and dispositive power consists of shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 44,106,860 shares of Class A Common Stock outstanding following the Closing, as provided by the Issuer, and (ii) 140,207,493 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- YUCAIPA AMERICAN ALLIANCE FUND II LP (CIK 0001431428): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 46,899,423; sole dispositive power 0; shared dispositive power 46,899,423; aggregate amount beneficially owned 46,899,423 (25.4% of the class)
  Comment: (1) Shared voting and dispositive power consists of shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 44,106,860 shares of Class A Common Stock outstanding following the Closing, as provided by the Issuer, and (ii) 140,207,493 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Yucaipa American Alliance III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,123,325; sole dispositive power 0; shared dispositive power 1,123,325; aggregate amount beneficially owned 1,123,325 (0.6% of the class)
  Comment: (1) Shared voting and dispositive power consists of shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 44,106,860 shares of Class A Common Stock outstanding following the Closing, as provided by the Issuer, and (ii) 140,207,493 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Yucaipa Soho Works, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 353,763; sole dispositive power 0; shared dispositive power 353,763; aggregate amount beneficially owned 353,763 (0.2% of the class)
  Comment: (1) Shared voting and dispositive power consists of shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 44,106,860 shares of Class A Common Stock outstanding following the Closing, as provided by the Issuer, and (ii) 140,207,493 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Global Joint Venture Investment Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 10,871,215; sole dispositive power 0; shared dispositive power 10,871,215; aggregate amount beneficially owned 10,871,215 (5.9% of the class)
  Comment: (1) Shared voting and dispositive power consists of shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 44,106,860 shares of Class A Common Stock outstanding following the Closing, as provided by the Issuer, and (ii) 140,207,493 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- OA3, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,849,496; sole dispositive power 0; shared dispositive power 5,849,496; aggregate amount beneficially owned 5,849,496 (3.2% of the class)
  Comment: (1) Shared voting and dispositive power consists of shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 44,106,860 shares of Class A Common Stock outstanding following the Closing, as provided by the Issuer, and (ii) 140,207,493 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Soho House & Co Inc.
Address of issuer's principal executive offices: 180 Strand, London, United Kingdom (X0), WC2R 1EA
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed by the undersigned, pursuant to section 240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on August 18, 2025, as amended by Amendment No. 1 filed with the SEC on January 16, 2026 (collectively, the "Schedule 13D"), with respect to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Soho House & Co Inc., a Delaware corporation (the "Issuer" or the "Company"), whose principal executive offices are located at 180 Strand, London, United Kingdom WC2R 1EA. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings previously defined in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 29, 2026, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger. As a result of the Merger, the Issuer became a privately held company owned by the Reinvestment Stockholders and the Equity Investors (each as defined herein).

In connection with the closing of the Merger (the "Closing"), the Issuer notified the New York Stock Exchange (the "NYSE") of its intent to remove the Class A Common Stock from listing on the NYSE, and intends to file with the SEC a certification and notice on Form 15 with respect to the Class A Common Stock after the delisting and deregistration under Section 12(b) of the Act becomes effective. Once the Form 15 becomes effective, the Reporting Persons' reporting obligations with respect to the Class A Common Stock under Section 13(d) of the Act will cease.

In connection with the consummation of the Merger, effective immediately following the effective time of the Merger (the "Effective Time"), Mr. Jones ceased to serve as a member of the Issuer's board of directors.

Voting Agreement

Concurrently with the Closing, the Issuer entered into a voting agreement (the "Voting Agreement") with its post-Closing stockholders, consisting of (1) certain equity investors (the "Equity Investors") that purchased shares of Merger Sub's common stock, par value $0.01 per share, at or prior to the Effective Time, to fund a portion of the consideration payable to the Issuer's stockholders in connection with the Merger and (2) certain of the Issuer's existing stockholders (the "Reinvestment Stockholders", including the Reporting Persons) who entered into the Rollover and Support Agreements, pursuant to which certain of their shares of Company Common Stock and equity awards (collectively, the "Rollover Shares") were designated to remain outstanding following the Merger. The Voting Agreement governs the rights and obligations of the post-Closing stockholders with respect to their equity investment in the Issuer following the Merger.

The foregoing description of the Voting Agreement does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Voting Agreement, which is attached as an exhibit hereto and is incorporated by reference herein.

Rollover Side Letter No. 2

On January 29, 2026, the Issuer entered into side letters with certain stockholders of the Issuer, including Mr. Caring. Pursuant to the side letter entered into with Mr. Caring (the "Rollover Side Letter No. 2"), Mr. Caring reduced the number of shares of Company Common Stock held by Mr. Caring that were designated as Rollover Shares. After giving effect to such reduction, 39,845,438 shares of Class B Common Stock held by Mr. Caring were designated as Rollover Shares and remained outstanding immediately following the Closing. The remainder of the shares of Company Common Stock held by Mr. Caring immediately prior to the Closing were cancelled and extinguished and automatically converted into the right to receive the Per Share Price.

The foregoing description of the Rollover Side Letter No. 2 does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Rollover Side Letter No. 2, which is attached as an exhibit hereto and is incorporated by reference herein.

Letter Agreement Amendment No. 2

On January 6, 2026, Mr. Burkle and Mr. Jones entered into an amendment to the Letter Agreement (the "Letter Agreement Amendment No. 2") pursuant to which the parties revised the payment and settlement mechanics for the transactions contemplated by the Letter Agreement such that (1) the Subject Shares would be transferred to OA3 upon confirmation of receipt of a cash payment of the Purchase Price by wire transfer to the account of Mr. Jones set forth in the Letter Agreement and (2) if the Merger was consummated at any time prior to December 31, 2026, Mr. Burkle would pay Mr. Jones an additional $6.6 million in cash no later than December 31, 2026.

On January 27, 2026, pursuant to the Letter Agreement, as amended, the Subject Shares were transferred to OA3 following a cash payment of the Purchase Price by Mr. Burkle to Mr. Jones.

The foregoing description of the Letter Agreement Amendment No. 2 does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Letter Agreement Amendment No. 2, which is attached as an exhibit hereto and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

As of the date hereof, the Voting Group may be deemed to beneficially own 141,682,049 shares of Class A Common Stock. This amount consists of: (i) 1,274,556 shares of Class A Common Stock held directly by Mr. Jones; (ii) 4,367,615 shares of Class B Common Stock held directly by Mr. Jones; (iii) 39,845,438 shares of Class B Common Stock held directly by Mr. Caring; (iv) 200,000 shares of Class A Common Stock held directly by Mr. Burkle; (v) 30,897,218 shares of Class B Common Stock held directly by Parallel Fund; (vi) 46,899,423 shares of Class B Common Stock held directly held by Fund II; (vii) 1,123,325 shares of Class B Common Stock held directly by Alliance III; (viii) 353,763 shares of Class B Common Stock held directly held by Soho Fund; (ix) 10,871,215 shares of Class B Common stock held directly by Global JV; and (x) 5,849,496 shares of Class B Common Stock held directly by OA3. Each share of Class B common stock is convertible into one share of Class A Common Stock.

As of the date hereof, the Voting Group may be deemed the beneficial owner of 76.9% of the shares of Class A Common Stock outstanding. This amount includes: (i) 3.1% beneficially owned by Mr. Jones; (ii) 21.6% beneficially owned by Mr. Caring; (iii) 52.2% beneficially owned by Mr. Burkle; (iv) 16.8% beneficially owned by Parallel Fund; (v) 25.4% beneficially owned by Fund II; (vi) 0.6% beneficially owned by Alliance III; (vii) 0.2% beneficially owned by Soho Fund; (viii) 5.9% beneficially owned by Global JV; and (ix) 3.2% beneficially owned by OA3.

The Issuer has two classes of Company Common Stock: Class A Common Stock and Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share, and each share of Class B Common Stock is entitled to ten votes per share. Accordingly, the Voting Group's percentage ownership of the aggregate shares of Class A Common Stock and shares of Class B Common Stock outstanding is approximately 76.9%, and its aggregate voting power represents approximately 97.1% of the voting power of the Issuer.

The foregoing percentages are calculated based on the sum of (i) 44,106,860 shares of Class A Common Stock outstanding following the Closing, as provided by the Issuer, and (ii) 140,207,493 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9 and 10 on the cover page of this Amendment No. 2 is incorporated herein by reference in its entirety.
Transactions in the class effected during the past sixty days: The response to Item 4 is incorporated by reference herein. Except as set forth therein, the Reporting Persons have not effected transactions in shares of Company Common Stock since the filing of Amendment No. 1 on January 16, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 12 - Voting Agreement, dated as of January 29, 2026, by and between Soho House & Co Inc. and its post-Closing stockholders (incorporated by reference to Exhibit 16(d)(xi) to the Issuer's transaction statement on Schedule 13E-3 filed with the SEC on January 29, 2026)

Exhibit 13 - Richard Caring Rollover Side Letter No. 2, dated as of January 29, 2026

Exhibit 14 - Amendment No. 2 to Letter Agreement, with effect as of January 6, 2026, by and among Ronald W. Burkle, OA3, LLC, and Nick Jones

## Signatures
- Jones Nick: /s/ Nick Jones, Nick Jones (02/02/2026)
- Caring Richard: /s/ Richard Allan Caring, Richard Allan Caring (02/02/2026)
- BURKLE RONALD W: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle (02/02/2026)
- YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II LP: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle, Controlling Partner (02/02/2026)
- YUCAIPA AMERICAN ALLIANCE FUND II LP: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle, Controlling Partner (02/02/2026)
- Yucaipa American Alliance III, L.P.: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle, Controlling Partner (02/02/2026)
- Yucaipa Soho Works, Inc.: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle, Controlling Partner (02/02/2026)
- Global Joint Venture Investment Partners LP: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle, Controlling Partner (02/02/2026)
- OA3, LLC: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle, Controlling Partner (02/02/2026)